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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: DECEMBER 31, 2000
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                 X  Director          X  10% Owner
    McCaw         Craig             O.       NEXTLINK Communications, Inc. (NXLK)              ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
2300 Carillon Point                                                        February 2000
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
Kirkland           WA               98033                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of    6. Owner-    7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities      ship         of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially    Form:        direct
                                                  (Instr. 8)                                  Owned at        Direct       Bene-
                                     (Month/                                                  End of          (D) or       ficial
                                      Day/     -------------------------------------------    Month           Indirect     Owner-
                                      Year)                               (A) or                              (I)          ship
                                                Code    V       Amount    (D)     Price       (Instr. 3       (Instr. 4)  (Instr. 4)
                                                                                              and 4)
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Class A Common*                      2/7/00      J             361,785(1)  D                                     I         By LLC
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Class B Common*                      2/24/00     J(2)        3,500,000     D                  33,881,789         I         By LLC
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Class A Common*                      2/24/00     J(2)        3,500,000     A                                     I         By Trust
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Class A Common*                      2/24/00     S              17,500     D      110.87(3)                      I         By Trust
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Class A Common*                      2/25/00     S              17,500     D      111.55(3)                      I         By Trust
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Class A Common*                      2/28/00     S              17,500     D      105.48(3)                      I         By Trust
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Class A Common*                      2/29/00     S              17,500     D      108.841(3)   3,430,000         I         By Trust
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Class A Common                                                                                   844,494         D
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Class A Common*                                                                                   13,240         I    By Corporation
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*    Reporting person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(1)  On February 7, 2000, Eagle River Investments, LLC distributed 361,785 shares of NEXTLINK Common Stock to six of it's minority members.

(2)  On February 24, 2000 Eagle River Investments, LLC delivered 3,500,000 shares of NEXTLINK Common Stock to the Eagle River
     Trust, an irrevocable trust ("the Trust") Eagle River Investments, LLC is the sole beneficiary of the Trust and the Bank of
     America Trust Company of Delaware serves as its independent Trustee w/sole voting power over the shares in the Trust. The trustee has been irrevocably instructed to sell the trust shares over the next 200 trading days in increments of 17,500 shares per day. This is a change in beneficial ownership only.

(3)  Price reported is based on the average sale price for this daily transaction.

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Explanation of Responses:






                                                                                    /s/ C. James Judson                  4/10/00
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).           Authorized Representative

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)
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